UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 1

            Under the Securities Exchange Act of 1934



                     INSIGHTFUL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $.01 per share
_________________________________________________________________
                  (Title of Class of Securities


                            45770X100
                  ____________________________
                         (CUSIP Number)


                       Stephen A. Springer
                    345 E. 57th St., Suite 8A
                    New York, New York  10022
                     (Phone: (212) 486-9734)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 27, 2005
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 45770X100

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Stephen A. Springer

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          664,100
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            30,400

                     9.     SOLE DISPOSITIVE POWER
                            664,100

                    10.     SHARED DISPOSITIVE POWER
                            30,400

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     694,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.616%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45770X100

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Melanie A. Cissone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          725
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                            725

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     725

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.006%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45770X100

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Ashley A. Springer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          6,800
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            6,800

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.055%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45770X100

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Target Capital Management

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            145,025

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            145,025

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     145,025

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.172%

14.  TYPE OF REPORTING PERSON*

     IA
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 1

INTRODUCTION

     The ownership of shares ("Shares") of common stock of the Issuer was previously reported by the Reporting Persons in a
Schedule 13D filed with the Securities and Exchange Commission (the "Original Schedule 13D"). The cover pages for the Reporting Persons are hereby amended as shown in this Amendment No. 1. Items 3 and 5 are hereby amended as shown in this Amendment No.
1.  All other Items remain unchanged from the Original Schedule
13D.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by Target Capital Management were personal funds of its clients. The Reporting Persons did not borrow any funds to acquire their respective shares. The APPROXIMATE amount of funds paid for the Shares by the Reporting Persons totals $544,000 (only includes funds paid since the filing of the Original Schedule 13D).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 847,050 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Stephen A. Springer                  694,500(2)        5.616%


Melanie A. Cissone                       725(3)        0.006%

Ashley A. Springer                     6,800           0.055%


Target Capital Management            145,025(4)        1.172%
                                  ----------          -------

                      TOTAL          847,050           6.849%



  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding, as reported in the Issuer's 10-
       Q for the quarter ended September 30, 2004, is 12,366,842
       Shares (as of November 1, 2004).

  (2) 663,700 of such shares are held individually by Stephen A. Springer or in individual retirement accounts for Stephen
       A. Springer. 10,000 of such shares are held as co-trustee with A.K. Springer for Ashley A. Springer. 6,800 of such shares are held as co-trustee with A.K. Springer for Dillon K. Springer. 7,700 of such shares are held as co-trustee with A.K. Springer for Helena H. Springer.
       400 of such shares are held as custodian for Dillon K. Springer. 5,900 of such shares are held jointly with Melanie A. Cissone.

        Note:  Ashley A. Springer, Dillon K. Springer, and Helena
       H. Springer are children of Stephen A. Springer and A.K.
       Springer.  Melanie A. Cissone is the spouse of Stephen A.
       Springer.

  (3)   125 of such shares are held individually by Melanie A.
       Cissone. 300 of such shares are held as custodian for Alex Needham, and 300 of such shares are held as custodian for Corey Needham. Does not include 5,900 shares held jointly with Stephen A. Springer.

  (4) Shares are held by Target Capital Management for various clients of Target Capital Management. Such shares are included in this Schedule 13D since Target Capital
       Management shares voting and investment power (as defined in Rule 13d-3) with respect to such shares.

(b) Stephen A. Springer has sole voting and dispositive power with respect to 664,100 shares, determined as follows: 663,700 shares individually or in IRA accounts; and 400 shares held as custodian for Dillon K. Springer. Stephen A. Springer has shared voting and dispositive power with respect to 30,400 shares, determined as follows: 10,000 shares held as co-trustee with A.K. Springer for Ashley A. Springer; 6,800 shares held as co-trustee with A.K. Springer for Dillon K. Springer; 7,700 shares held as co-trustee with A.K. Springer for Helena H. Springer; and 5,900 shares held jointly with Melanie A. Cissone.

        Melanie A. Cissone has sole voting and dispositive power over her shares enumerated in paragraph (a).

        Ashley A. Springer has sole voting and dispositive power over his shares enumerated in paragraph (a).

        Target Capital Management has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c) The following purchases/sales of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
Purchase/Sale In             Number of       Commissions not
  The Name Of*      Date     Shares          included)

Stephen A.        12/9/04    4,000           2.4852
Springer (joint   12/13/04     500           2.4458
with Melanie A.
Springer)


Target Capital    1/27/05    1,400           2.3436
Management        1/27/05    2,500           2.3290
                  1/27/05    4,000           2.30
                  1/28/05    2,600           2.4058
                  1/28/05    1,500           2.41

Dillon K.         1/25/05      500           2.50
Springer (IRA)    1/31/05      500 (sale)    2.33

* Except as otherwise noted, all of the above transactions are purchases.

All transactions were effectuated through open-market purchases/sales.

(d) Not applicable

(e) Not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 4th day of February, 2005.


S/Stephen A. Springer
Stephen A. Springer


S/Melanie A. Cissone
Melanie A. Cissone


S/Ashley A. Springer
Ashley A. Springer


TARGET CAPITAL MANAGEMENT

By:  s/Stephen A. Springer
       Stephen A. Springer